Exhibit (a)(1)

Autobytel Inc. 18872 MacArthur Blvd., Suite 200 Irvine, CA 92612 Phone: (949) 225-4500 Fax: (949) 225-4557

April 27, 2009

Dear Stockholder:

On Monday, April 20, 2009, I received a letter from Trilogy Enterprises, Inc. (“Trilogy”) indicating that Trilogy had launched a tender offer for all of Autobytel Inc.’s (our “Company”) outstanding shares of common stock at $0.35 per share.

Our Board of Directors (our “Board”), in consultation with its legal and financial advisors, has evaluated Trilogy’s offer and has found Trilogy’s $0.35 offer price to be grossly inadequate and unequivocally recommends to stockholders that they reject Trilogy’s offer and not tender their shares to Trilogy.

Our Board also believes that the combination of actions taken by our Company as described below will result in our stockholders achieving significantly more value than the offer made by Trilogy. In reaching its decision to recommend that stockholders reject the Trilogy offer and not tender their shares to Trilogy, our Board considered many factors, including:

•	Our Company’s strong balance sheet and current cash and receivables position, noting, in particular, that our Company’s cash position alone is substantially in excess of Trilogy’s offer.

•	The initial reaction of the securities trading markets to Trilogy’s offer appears to support our Board’s decision that the offer price is inadequate.

•

The recent thorough evaluation of strategic alternatives conducted by our Board, including the possible sale of our Company, which concluded that selling our Company in today’s environment was not in the best interest of maximizing value.

•	The indications of interest received and offers from potential buyers for our Company as a result of the sale process.

•	Inquiries made to our Company’s financial advisor by other interested parties in response to Trilogy’s offer.

•	The reasons for the Board’s decision to terminate the sale process, including:

•	The value of our Company’s websites; and

•

The value of our Company’s intellectual property, particularly its patents, which resulted in a $20 million settlement with the Dealix Corporation in 2006 and most recently settlements with Edmunds.com, Internet Brands, InsWeb and Lead Point that will provide our Company with valuable content, images, shopping and interactive tools and data for our websites.

•	Other strategic alternatives being evaluated by our Board and management team.

•

The belief that Trilogy is being opportunist in exploiting a recent extreme price decline in our common stock and use of confidential information about our Company obtained by Trilogy under a non-disclosure agreement.

Based upon the above, our Board recommends that you reject Trilogy’s offer and not tender your shares of common stock for purchase by Trilogy.

In addition, we encourage you to read the enclosed Schedule 14D-9, which provides further details with regard to our Board’s recommendation and discusses the factors that our Board carefully considered and evaluated in making its decision to reject Trilogy’s offer.

If you have any questions, please do not hesitate to contact our information agent, MacKenzie Partners, Inc., at the following numbers: Toll-Free 1-800-322-2885 or at 1-212-929-5500 (collect) or by email at autobytel@mackenziepartners.com.

On Behalf of the Board of Directors,

Jeffrey H. Coats
President and Chief Executive Officer

About Autobytel Inc.

Autobytel Inc. (Nasdaq: ABTL) is an automotive marketing services company that assists automotive dealers and manufacturers sell cars. By connecting consumers to automotive dealers and manufacturers through internet lead referral programs and on-line advertising, the Company provides automotive dealers and manufacturers with opportunities to efficiently market their vehicles to potential customers. The Company purchases from third party sites and generates from its owned websites consumer internet requests for pricing and availability for new and used vehicles as well as for vehicle financing (these consumer internet requests are referred to as “Leads”). The Company sells the Leads primarily to its automotive dealer and manufacturer customers. Leads are purchased from a network of supplier websites, such as Edmunds, AOL, Kelley Blue Book and Yahoo!. The Company owns consumer-facing automotive websites, including Autobytel.com®, Autoweb.com®, AutoSite.com®, Car.comsm, CarSmart.com®, CarTV.com®, and MyRide.com®, that provide consumers with information and tools to aid them with their automotive purchase decisions. In addition to advertising opportunities on its owned websites, the Company provides advertising opportunities for automotive manufacturers and other automotive advertisers through the Company’s marketing network, which includes the automotive sections of third party co-branded websites operated by the Company, such as ESPN.com and the Company’s AutoReach advertising network.

Cautionary Note Regarding Forward-Looking Statements

The statements contained herein that are not historical facts are forward-looking statements under the federal securities laws. These forward-looking statements are not guarantees of future performance and involve certain assumptions and certain risks and uncertainties that are difficult to predict. Actual outcomes and results may differ materially from what is expressed in, or implied by, such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements are changes in general economic conditions, the financial condition of automobile manufacturers and dealers, the economic impact of terrorist attacks or military actions, increased dealer attrition, pressure on dealer fees, increased or unexpected competition, the failure of new products and services to meet expectations, failure to retain key employees or attract and integrate new employees, that actual costs and expenses exceed the charges taken by the Company, changes in laws and regulations, costs of legal matters, including, defending lawsuits and undertaking investigations and related matters, and other matters disclosed in the Company’s filings with the Securities and Exchange Commission. Investors are strongly encouraged to review the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Report on Form 10Q for the quarter ended March 31, 2009 and other filings with the Securities and Exchange Commission for a discussion of risks and uncertainties that could affect operating results and the market price of the Company’s common stock.

Contact:

Media Relations

Crystal Hartwell, 949.437.4755, crystalh@autobytel.com

Investor Relations

Crystal Hartwell, 949.437.4755, crystalh@autobytel.com

Roger Pondel/Laurie Berman, PondelWilkinson Inc., 310.279.5980 (investor@pondel.com)